EXHIBIT 12.1

FIRSTENERGY CORP.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$882,077	$1,260,452	$1,311,294	$1,339,291	$989,801
Interest and other charges, before reduction for amounts capitalized
and deferred	675,424	727,956	785,539	761,291	982,419
Provision for income taxes	748,794	794,595	883,033	776,915	245,316
Interest element of rentals charged to income (a)	241,460	226,168	206,073	171,229	161,263

Earnings as defined	$2,547,755	$3,009,171	$3,185,939	$3,048,726	$2,378,799

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$659,886	$721,068	$785,539	$761,291	$982,419
Subsidiaries’ preferred stock dividend requirements	15,538	6,888	-	-	-
Adjustments to subsidiaries’ preferred stock dividends
to state on a pre-income tax basis	13,236	4,351	-	-	-
Interest element of rentals charged to income (a)	241,460	226,168	206,073	171,229	161,263

Fixed charges as defined	$930,120	$958,475	$991,612	$932,520	$1,143,682

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.74	3.14	3.21	3.27	2.08

(a) Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.